# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valion Bio, Inc., CIK 0001787740
CUSIP: 888705308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Date of event which requires filing of this statement: 07/28/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001841619
Persons authorized to receive notices and communications: Maier J. Tarlow, 2 Wooster Street, 2nd Floor, New York, New York (NY), 10013, (646) 845-0040

## Reporting persons
- 3i, LP (CIK 0001841619): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 446,759; sole dispositive power 0; shared dispositive power 446,759; aggregate amount beneficially owned 446,759 (9.9% of the class)
  Comment: As more fully described in Item 5 of this Statement on Schedule 13D (this "Schedule 13D"), such shares and percentage are based on 4,407,364 shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the definitive proxy statement filed by the Issuer with the U.S. Securities and Exchange Commission ("SEC") on July 17, 2026 (the "Proxy Statement"), plus (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock (as defined below). Beneficial ownership consists of 382,058 shares of Common Stock directly held by 3i, LP and 64,701 shares of Common Stock issuable in any combination upon (i) exercises of certain common stock purchase warrants (the "Warrants") held directly by 3i, LP, which exercises are subject to a 9.99% beneficial ownership limitation provision (a "Blocker"), (ii) conversions of a senior secured convertible note in the original principal amount of $16,253,147.10 (the "Note") held directly by 3i, LP, which conversions are subject to a Blocker, (iii) conversions of shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series B Preferred Stock") directly held by 3i, LP, which conversions are subject to a Blocker, and (iv) conversions of shares of Series C Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series C Preferred Stock") directly held by the 3i, LP, which conversions are subject to a Blocker.
- Tumim Stone Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 49,242; sole dispositive power 0; shared dispositive power 49,242; aggregate amount beneficially owned 49,242 (1.1% of the class)
  Comment: As more fully described in Item 5 of this Schedule 13D, such shares and percentage are based on 4,407,364 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, plus (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock. Beneficial ownership consists of 49,242 shares of Common Stock directly held by Tumim Stone.
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 441,294; sole dispositive power 0; shared dispositive power 441,294; aggregate amount beneficially owned 441,294 (9.9% of the class)
  Comment: As more fully described in Item 5 of this Schedule 13D, such shares and percentage are based on 4,407,364 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, plus (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock. Beneficial ownership consists of 431,300 shares of Common Stock indirectly held by the reporting person and 9,994 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.
- Maier J. Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 441,294; sole dispositive power 0; shared dispositive power 441,294; aggregate amount beneficially owned 441,294 (9.9% of the class)
  Comment: As more fully described in Item 5 of this Schedule 13D, such shares and percentage are based on 4,407,364 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, plus (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock. Beneficial ownership consists of 431,300 shares of Common Stock indirectly held by the reporting person and 9,994 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Valion Bio, Inc.
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Comment: This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Valion Bio, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons (as defined below) filed a statement on Schedule 13G on February 27, 2026, as amended on May 8, 2026 (the "Schedule 13G"), with respect to their beneficial ownership of shares of Common Stock. The Reporting Persons are filing this Schedule 13D to amend the Schedule 13G to report their beneficial ownership of the shares of Common Stock pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## Item 2. Identity and Background
Name of person filing:
This statement is filed jointly by (a) 3i, LP, (b) Tumim Stone Capital, LLC ("Tumim Stone"), (c) 3i Management LLC ("3i Management") and (d) Maier J. Tarlow ("Mr. Tarlow" and, together with 3i, LP, 3i Management and Tumim Stone, the "Reporting Persons").

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or any other purpose, the beneficial owner of any securities covered by this statement. This statement is filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, NY 10013.
Present principal occupation or employment: 3i, LP, a Delaware limited partnership, is a private investment fund. Tumim Stone, a Delaware limited liability company, is a private investment fund. 3i Management, a Delaware limited liability company, is the general partner of 3i, LP and the manager of Tumim Stone. Mr. Tarlow, a citizen of the United States, is the manager of 3i Management.
Criminal convictions in the last five years: None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the entities or persons identified in this Item 2 has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(c) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 9, 2025, the Issuer entered into a Securities Purchase Agreement (the "Note Purchase Agreement") with 3i, LP. Pursuant to the Note Purchase Agreement, on December 10, 2025, the Issuer issued to 3i, LP the Note and Warrants to purchase up to an aggregate of 4,553,213 shares of Common Stock at an exercise price of $2.2310 per share for an aggregate purchase price of $16,253,147.10 (the "Note Offering").

On December 9, 2025, the Issuer entered into a Securities Purchase Agreement (the "Series C Preferred Purchase Agreement") with certain institutional investors including 3i, LP (collectively, the "Series C Preferred Offering Investors"), pursuant to which, subject to the conditions set forth therein, the Issuer agreed to sell to the Series C Preferred Offering Investors, and the Series C Preferred Offering Investors agreed to purchase from the Issuer, up to 75,000 shares of Series C Preferred Stock and Warrants to purchase up to a number of shares of Common Stock equal to 50% of the shares of Common Stock issuable upon conversion in full of the shares of Series C Preferred Stock issued in connection with the same tranche closing (each, a "Tranche Closing") for an aggregate purchase price of up to $75,000,000 (the "Series C Preferred Offering") in several Tranche Closings. Pursuant to the Series C Preferred Purchase Agreement, on December 10, 2025, the Issuer issued to 3i, LP 6,000 shares of Series C Preferred Stock and Warrants to purchase up to 1,452,264 shares of Common Stock at an exercise price of $2.2310 per share for an aggregate purchase price of $6,000,000.

On April 29, 2025, the Issuer entered into a Securities Purchase Agreement (as subsequent assigned and amended, the "Series B Preferred Purchase Agreement") with an investor (the "Investor"), pursuant to which, subject to the conditions set forth therein, the Issuer agreed to sell to the Investor, and the Investor agreed to purchase from the Issuer, in several Tranche Closings, up to 8,400 shares of Series B Preferred Stock and Warrants to purchase up to a number of shares of Common Stock equal to 30% of the shares of Common Stock issuable upon conversion in full of the shares of Series B Preferred Stock issued at the same Tranche Closing, for an aggregate purchase price of up to $8,400,000. On December 9, 2025, the Investor assigned the Series B Preferred Purchase Agreement, including all of its rights and obligations thereunder, to 3i, LP, and 3i, LP purchased all of the then-outstanding shares of Series B Preferred Stock and Warrants from the Investor, consisting of 3,340 shares of Series B Preferred Stock and Warrants to purchase 509,897 shares of Common Stock at varying exercise prices per share (which exercise prices were adjusted to $0.61628 on June 17, 2026), for an aggregate purchase price of $4,442,000. Also on December 9, 2025, the Issuer and 3i, LP amended certain terms of the Series B Preferred

Purchase Agreement. On June 17, 2026, pursuant to the Series B Preferred Purchase Agreement, the Issuer issued to 3i, LP (a) 250 shares of Series B Preferred Stock at $1,000 per share, and (b) Warrants to purchase 156,026 shares of Common Stock at an exercise price per share of $0.61628 for an aggregate purchase price of $250,000.

On February 6, 2026, the Issuer entered into a Common Stock Purchase Agreement (the "ELOC Purchase Agreement") with Tumim Stone, pursuant to which, the Issuer has the right, but not the obligation, to sell to Tumim Stone up to $50,000,000 of newly issued shares of Common Stock from time to time at the Issuer's sole discretion by delivering an irrevocable written notice to Tumim Stone at a price determined pursuant to a formula set forth in the ELOC Purchase Agreement. Also on February 6, 2026, the Issuer and Tumim Stone entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to file with the SEC one or more registration statements to register under the Securities Act of 1933, as amended (the "Securities Act"), the offer and resale by Tumim Stone of all of the shares that may be issued by the Issuer to Tumim Stone from time to time under the ELOC Purchase Agreement. Tumim Stone's obligation to purchase shares of Common Stock pursuant to the ELOC Purchase Agreement is subject to such a registration statement being filed with the SEC and declared effective. On April 13, 2026, the Issuer filed such a registration statement, on Form S-1, with the SEC registering the resale by Tumim Stone of 956,222 shares of Common Stock issued or issuable pursuant to the ELOC Purchase Agreement, which registration statement was declared effective by the SEC on April 15, 2026. Pursuant of the ELOC Purchase Agreement, as of July 28, 2026, 129,000 shares of Common Stock have been issued and sold to Tumim Stone (excluding 437,012 shares of Common Stock issued to Tumin Stone upon exercises of the pre-funded warrants issued to Tumim Stone as a commitment fee under the ELOC Purchase Agreement) for an average price of $0.5355 per share, and 526,770 shares of Common Stock have been resold by Tumim Stone at an average price of $0.7104 per share.

The source of funds used for the purchase of the Issuer's securities by 3i, LP and Tumim Stone was the working capital of 3i, LP and Tumim Stone, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information reported in Item 3 is incorporated by reference into this Item 4.

All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, are held for investment purposes. Each Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and each Reporting Person's liquidity requirements and investment considerations, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D. On July 28, 2026, 3i, LP delivered a letter (dated July 29, 2026) to the Issuer's board of directors, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. In the letter, 3i, LP demanded the immediate removal of Michael Handley as the chief executive officer of the Issuer and the commencement of the search for his replacement. Except as otherwise described herein and the July 29, 2026 letter to the Issuer's board of directors, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

In addition, each Reporting Person reserves the right to increase or decrease its or his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise (including the continued purchases of shares of Common Stock by Tumim Stone pursuant to the ELOC Purchase Agreement), on such terms and at such times as such Reporting Person may deem advisable. Each Reporting Person reserves the right to change its or his intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this statement for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages are based on 4,407,364 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, plus (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. Each of 3i, LP and Tumim Stone is controlled by 3i Management LLC, which is in turn controlled by Mr. Tarlow. Accordingly, beneficial ownership of the shares of Common Stock directly held by 3i, LP or Tumim Stone is shared by the holder of such shares and the Reporting Persons that directly or indirectly control it.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Exhibit 3 attached hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of from, or the proceeds from the sale of, any Common Stock beneficially owned by a Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4, 5 and 7 of this statement are incorporated by reference into this Item 6.

In connection with the Note Offering, on December 9, 2025, the Issuer, Velocity Bioworks, Inc. ("VBI"), a wholly owned subsidiary of the Issuer and 3i, LP entered into a Security Agreement (the "Security Agreement"), pursuant to which the Issuer and VBI granted security interests in the Collateral (as such term is defined in the Security Agreement) to secure the obligations of the Issuer under the Note and the Note Purchase Agreement. Also on December 9, 2025, the Issuer and 3i, LP entered into a Registration Rights Agreement (the "Note Offering RRA"), pursuant to which the Issuer agreed to file a registration statement within 15 days to register the shares of Common Stock issuable upon conversion of the Note (the "Note Conversion Shares") and upon exercise of the Warrants issued in connection with the Note Offering with the SEC and to use its commercially reasonable best efforts to have the registration statement declared effective by the SEC within 45 calendar days of the filing deadline (which may be extended in the event the SEC elects to review such registration statement).

In connection with the Series C Preferred Offering, the Issuer and the Series C Preferred Offering Investors also entered into a registration rights agreement (the "Series C Preferred Registration Rights Agreement"), pursuant to which the Issuer agreed to file with the SEC within 15 days a registration statement (the "Series C Preferred Registration Statement") covering the shares of Common Stock, issuable upon conversion of the shares of Series C Preferred Stock and exercise of the Warrants issued in connection with the Series C Preferred Offering and have the registration statement declared effective by the SEC within 45 days of the filing deadline (which may be extended in the event the SEC elects to review such registration statement). Upon the completion of any Tranche Closing subsequent to the applicable closing date, the Issuer is required to file a new registration statement within 15 days covering the registrable securities subject to such Tranche Closing and have the registration statement declared effective by the SEC within 45 days of the filing deadline.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Certificate of Designation of Preferences, Rights and Limitations of C Non-Voting Convertible Preferred Stock, dated December 9, 2025 (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Form of Common Stock Purchase Warrant (Note Offering) (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Form of Common Stock Purchase Warrant (Series C Preferred Offering) (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Securities Purchase Agreement (Note Offering) by and between the Issuer and 3i, LP, dated December 9, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Senior Secured Convertible Note by and between the Issuer and 3i, LP, dated December 10, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Security Agreement by and between the Issuer and 3i, LP, dated December 9, 2025 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Registration Rights Agreement (Note Offering) by and between the Issuer and 3i, LP, dated December 9, 2025 (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Form of Securities Purchase Agreement (Series C Preferred Offering) by and between the Issuer and certain institutional investors, dated December 9, 2025 (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Form of Registration Rights Agreement (Series C Preferred Offering) by and between the Issuer and certain institutional investors, dated December 9, 2025. (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Certificate of Designation of Series B Non-Voting Convertible Preferred Stock, dated April 29, 2025 (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 2, 2025).

Form of Warrant (Series B) (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 2, 2025).

Securities Purchase Agreement (Series B), by and between the Issuer and Helena Global Investment Opportunities 1 Ltd., dated April 29, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on May 2, 2025).

Registration Rights Agreement (Series B), by and between the Issuer and Helena Global Investment Opportunities 1 Ltd., dated April 29, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on May 2, 2025).

Amendment to Securities Purchase Agreement (Series B) by and between the Issuer and 3i, LP dated December 9, 2025 (incorporated by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K filed with the SEC on December 11, 2025).

Form of Pre-Fund Warrant (ELOC) (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 9, 2026).

Common Stock Purchase Agreement (ELOC) by and between the Issuer and Tumim Stone, dated February 6, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 9, 2026).

Registration Rights Agreement (ELOC) by and between the Issuer and Tumim Stone, dated February 6, 2026 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on February 9, 2026).

Exhibit 1: Joint Filing Agreement

Exhibit 2: Letter to the Board of Directors of the Issuer, dated July 29, 2026

Exhibit 3: Transactions in the Securities of the Issuer During the Past Sixty Days

## Signatures
- 3i, LP: /s/ Maier J. Tarlow, Maier J. Tarlow, manager of 3i Management LLC, general partner of 3i, LP (08/03/2026)
- Tumim Stone Capital, LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, manager of 3i Management LLC, manager of Tumim Stone Capital, LLC (08/03/2026)
- 3i Management LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, Manager (08/03/2026)
- Maier J. Tarlow: /s/ Maier J. Tarlow, Maier J. Tarlow (08/03/2026)